                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ----------

                                 SCHEDULE TO
                                (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                      TRANSACTION SYSTEMS ARCHITECTS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

      OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.005 PER SHARE,
        GRANTED TO ELIGIBLE EMPLOYEES AND ELIGIBLE DIRECTORS UNDER THE
                 ACI HOLDING, INC. 1994 STOCK OPTION PLAN AND
                   THE TRANSACTION SYSTEMS ARCHITECTS, INC.
                       1996 AND 1999 STOCK OPTION PLANS
                        (Title of Class of Securities)

                                  893416107
                    (CUSIP Number of Class of Securities)

                               David P. Stokes
                     Vice President - Legal and Secretary
                     Transaction Systems Architects, Inc.
                            224 South 108th Avenue
                            Omaha, Nebraska 68154
                                (402) 334-5101
     (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                                  ----------

                                    Copy to:
                             Albert G. McGrath, Jr.
                                Baker & McKenzie
                          2001 Ross Avenue, Suite 2300
                               Dallas, Texas 75201
                                 (214) 978-3000

                                  ----------

                            CALCULATION OF FILING FEE

    --------------------------------------- ---------------------------------
         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE*
    --------------------------------------- ---------------------------------
           NOT APPLICABLE                            NOT APPLICABLE
    --------------------------------------- ---------------------------------

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable     Filing party:  Not Applicable

Form or Registration No.: Not Applicable     Date Filed:    Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-l.

         [X] issuer tender offer subject to Rule 13e-4.

         [_] going-private transaction subject to Rule 13e-3.

         [_] amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

For more information contact:
LeRoy D. Peterson
Director, Investor Relations
402.390.7909

FOR IMMEDIATE RELEASE

               TRANSACTION SYSTEMS ARCHITECTS REPORTS FISCAL 2001
                         THIRD QUARTER FINANCIAL RESULTS

Third Quarter Highlights:

     o Revenues and pro forma diluted EPS for the quarter in line with revised company guidance.

     o Operating cash flow of $15 million, cash balance increased to $28 million.

     o    Seven new Consumer e-Payment customers added during the quarter.

     o Operational restructuring plan and cost reduction initiatives substantially completed during the quarter.

     o Forecasting $72 to 75 million in revenue for the fourth quarter fiscal 2001, and pro forma diluted EPS of $.03 to .08 per share.

(OMAHA, Neb. -- July 31, 2001) Transaction Systems Architects, Inc. (Nasdaq:
TSAI), a leading global provider of enterprise e-payments and e-commerce software, announced today that revenue for the third quarter of fiscal 2001 was $73.7 million, in line with revised company guidance of $72 to $74 million. Pro forma earnings per diluted share were $.04, at the high end of the company's revised earnings guidance range. Operating cash flow was $15 million, the best cash flow results since the quarter ending September, 1999.

"This was clearly a transition quarter for the company," said Larry Fendley, interim CEO. "We experienced softness around the world for our enterprise-level e-payments software, consistent with the views expressed by others in the technology sector; consequently our revenue was down seven percent over the year-earlier quarter. We made significant changes in senior management, and announced a major corporate restructuring of the company. We remain confident in the company's market leadership position, but felt that these moves were important if we expect to continue to enjoy that position."

"We will have reduced our cost structure significantly by the end of this fiscal year, and protected our strategic R&D initiatives," added Fendley. "With our costs under better control, we believe that we are in a much better position to win market share and grow once the overall technology spending environment improves. Market feedback has been positive for several of our strategic initiatives, including our PRISM fraud and money laundering detection product, our new secure document delivery technology and our advanced e-payment authorization platform. We expect to benefit from those investments in the quarters ahead."

"We generated over $15 million in operating cash flow, our best cash performance in two fiscal years, and our cash balance is now $28 million" said Dwight Hanson, CFO. "Current billed receivables are down 19 percent compared to the third quarter of fiscal 2000, and down 20 percent sequentially from the second quarter of fiscal 2001. In addition, we had favorable improvement in our DSO and DBO levels, with our DBO levels at their lowest point in over two years, and well below our goal of 60 days. We began to see some benefit from our restructuring efforts in Q3, with pro-forma expenses down 2 percent year-over-year. This should improve more in Q4 and into next year."

Pro forma results are computed by excluding acquisition-related charges (amortization of goodwill and software) and non-recurring items. The pro forma results of operations are computed using an effective tax rate of 39 percent. Pro forma results for the quarter exclude $6.7 million of software and goodwill amortization from the acquisitions of SDM International, Inc., Insession Inc., Hospital Health Plan Corporation, WorkPoint Systems, Inc. and MessagingDirect, Ltd., and one-time non-recurring charges of $22 million for the previously announced corporate restructuring.

The Company completed the third quarter of fiscal 2001 with $186 million in backlog, consisting of $49 million in non-recurring backlog and $137 million in recurring backlog. This compares to the backlog of $187 million at the end of the second quarter of fiscal 2001. Non-recurring backlog is composed of fees specified in software and services contracts that the company expects to recognize in the next 12 months. Recurring backlog includes all monthly license fees, maintenance fees and facilities management fees that the company expects to recognize over the next 12 months. "While our backlog was flat, our recurring backlog was up $3 million sequentially," said Hanson. "This is an indication of our strong customer retention rate."

The Company also announced that it expects to commence an offer to its eligible employees and directors to tender their outstanding options granted under three of the company's stock plans in a voluntary stock option exchange program. "Our employees and directors comprise the most important asset of our company," said Fendley. "They enable us to serve our customers and achieve our long-term goals, which enhances shareholder value. The offer is essential so we may continue to attract, retain and reward our employees and directors." The company expects to commence the offer during the fourth quarter of fiscal 2001.

Following commencement of the offer, the Company will send to eligible employees and directors a copy of the written "Offer to Exchange." They will be urged to read the Offer to Exchange when it becomes available, because it will contain important information. Eligible employees and directors will be able to obtain a free copy of the Schedule Tender Offer ("TO") which, when filed with the SEC, will contain the Offer to Exchange and other important information, as well as other filings containing information about us, at the SEC's Web site (http://www.sec.gov). Following commencement of the offer, eligible employees and directors will also be able to obtain, without charge, copies of the Schedule TO and the Company's SEC filings incorporated by reference in the Offer to Exchange directly from the Company.

Looking forward to the next quarter, TSA is expecting $72 to 75 million in revenue, with pro forma diluted EPS of $.03 to $.08. "While we remain confident regarding our leadership position in our core markets, we remain cautious with our near term projections," said Hanson. "We have improved our cash position and reduced our expense rate, which positions us to weather continued softness in the market should that occur."

"We continue to win market share, adding seven new consumer e-payment customers in the quarter," said Fendley. "Included were our first three customers for our new secure document and delivery products, and a new top-100 U.S. retailer. We win the majority of competitive situations in our core markets and continue to see good transaction volume growth in areas like debit, e-commerce and mobile commerce. We have a solid pipeline of significant e-payment deals building, both in the consumer e-payment and corporate e-payment markets, and we expect to make new product announcements in the coming quarter regarding new initiatives which should help diversify that pipeline in terms of geographic regions, solutions areas and hardware platforms."

About Transaction Systems Architects, Inc.

Transaction Systems Architects' software facilitates electronic payments by providing consumers and companies access to their money. Its products are used to process transactions involving credit cards, debit cards, secure electronic commerce, mobile commerce, smart cards, secure electronic document delivery and payment, checks, high-value money transfers, bulk payment clearing and settlement, and enterprise e-infrastructure. Transaction Systems Architects' solutions are used on more than 3,700 product systems in 79 countries on six continents.

TSA will hold a teleconference at 5:00 p.m. EST, July 31, 2001, to discuss third-quarter financial results. TSA will open the conference call to the general public by broadcasting the call live over the Internet. Interested persons may access a real-time audio broadcast of the teleconference at: www.tsainc.com/ir/ir.asp

To access the web cast, enter the conference name (Transaction Systems Architects, Inc.), viewer pass code (1409654) and the date (07/31/2001) along with your registration information. The web cast will be archived for seven days after the teleconference at the same web address listed above.

The statements in this report regarding projected results are preliminary and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, this report contains other forward-looking statements including statements regarding the Company's or third parties' expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect. The forward-looking statements in this report are subject to a variety of risks and uncertainties. Actual results could differ materially. Factors that could cause actual results to differ include but are not limited to the following:

     The acquisition of MessagingDirect is subject to numerous risks, including the following: (i) MessagingDirect is in a highly competitive industry, (ii) MessagingDirect does not have a significant market presence, significant revenues, or widespread acceptance or prolonged use of its products, (iii) MessagingDirect has not been profitable, (iv) the electronic statement presentation and electronic bill presentment and payment markets may not achieve the predicted growth rates, (v) MessagingDirect's products, personnel, and operations may be difficult to combine with those of TSA, the products may not be accepted by TSA's customer base, and there will be significant integration costs of combining the businesses and (vi) the acquisition will have a dilutive effect on earnings per share and amortization of intangible assets will have an adverse effect on earnings.

     TSA is subject to risks of conducting international operations including: difficulties in staffing and management, reliance on independent distributors, fluctuations in foreign currency exchange rates, compliance with foreign regulatory requirements, variability of foreign economic conditions, and changing restrictions imposed by U.S. export laws.

     TSA will continue to derive a substantial majority of its total revenues from licensing its BASE24 family of software products and providing services and maintenance related to those products. Any reduction in demand for, or increase in competition with respect to, BASE24 products would have a material adverse effect on TSA's financial condition and results of operations.

     TSA's business is concentrated in the banking industry, making it susceptible to a downturn in that industry.

     Fluctuations in quarterly operating results may result in volatility in TSA's stock price. No assurance can be given that operating results will not vary. TSA's stock price may also be volatile, in part due to external factors such as announcements by third parties or competitors, inherent volatility in the high-technology sector and changing market conditions in the industry.

In April 2001 TSA announced the resignation of its chief executive officer and president, the organization of a search committee and the engagement of a professional executive search firm to solicit and assist in the selection of a permanent CEO and president. TSA estimates that the search process will take up to six months to complete. Pending the selection of a permanent CEO, a member of TSA's board of directors has been appointed to serve as interim CEO. There can be no assurance that a suitable CEO candidate will be readily identified, or identified and appointed within the six month period, or, if identified, that a CEO candidate will be willing or able to accept the terms, conditions or other arrangements relating to the CEO position, including relocating, if necessary, to TSA's headquarters in Omaha, Nebraska. Further, there can be no assurance that the transition from former CEO to interim CEO to permanent CEO will be accomplished in a timeframe or in a manner that will not have a material adverse effect on TSA's financial condition and results of operations.

For a detailed discussion of these and other risk factors, interested parties should review the Company's filings with the Securities and Exchange Commission, including Exhibit 99.01 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

                      TRANSACTION SYSTEMS ARCHITECTS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                          (unaudited and in thousands)

                                                                          June 30,                September 30,
                                                                            2001                      2000
                                                                        ------------             ---------------
                                               ASSETS
   Current assets:
      Cash and cash equivalents                                          $    28,101               $    23,400
      Marketable securities                                                    4,114                     8,106
      Billed receivables, net                                                 48,843                    63,556
      Accrued receivables                                                     46,919                    51,659
      Prepaid income taxes                                                     8,079                     2,710
      Deferred income taxes                                                   21,344                    11,208
      Other                                                                   11,180                    13,134
                                                                        -------------             -------------
          Total current assets                                               168,580                   173,773

   Property and equipment, net                                                15,471                    19,614
   Software, net                                                              31,382                    26,757
   Intangible assets, net                                                     86,084                    65,254
   Long-term accrued receivables                                              29,174                    27,018
   Investments and notes receivable                                            1,309                     6,146
   Deferred income taxes                                                       3,631                     2,958
   Other                                                                       5,721                     8,632
                                                                        -------------             -------------
          Total assets                                                   $   341,352               $   330,152
                                                                        ============              ============

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

   Current liabilities:
      Current portion of long-term debt                                  $    16,699               $    18,396
      Accounts payable                                                        13,045                    16,023
      Accrued employee compensation                                            8,542                     7,472
      Accrued liabilities                                                     24,685                    20,003
      Deferred revenue                                                        42,747                    43,373
                                                                        -------------             -------------
          Total current liabilities                                          105,718                   105,267

   Long-term debt                                                                392                       532
   Long-term deferred revenue                                                 11,394                    13,993
   Other                                                                       1,083                         -
                                                                        -------------             -------------
          Total liabilities                                                  118,587                   119,792
                                                                        -------------             -------------
   Stockholders' equity:
      Class A Common Stock                                                       183                       165
      Additional paid-in capital                                             221,989                   170,946
      Retained earnings                                                       45,563                    85,033
      Treasury stock, at cost                                                (35,258)                  (35,258)
      Accumulated other comprehensive income                                  (9,712)                  (10,526)
                                                                        -------------             -------------
          Total stockholders' equity                                         222,765                   210,360
                                                                        -------------             -------------
          Total liabilities and stockholders' equity                     $   341,352               $   330,152
                                                                        ============              ============

                      TRANSACTION SYSTEMS ARCHITECTS, INC.
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             (unaudited and in thousands, except per share amounts)

                                               Three Months Ended June 30,                 Nine Months Ended June 30,
                                            --------------------------------            -------------------------------
                                                2001                 2000                   2001                2000
                                            -----------         ------------            -----------          ----------
   Revenues:
      Software license fees                   $    41,716         $    46,498            $   129,342         $   128,259
      Maintenance fees                             18,387              17,340                 51,772              51,229
      Services                                     13,568              15,064                 43,685              41,920
                                             ------------        ------------           ------------        ------------
          Total revenues                           73,671              78,902                224,799             221,408
                                             ------------        ------------           ------------        ------------
   Expenses:
      Cost of software license fees                10,723              11,851                 33,547              33,760
      Cost of maintenance and services             20,311              17,952                 57,033              52,008
      Research and development                     10,854              10,125                 31,645              28,553
      Selling and marketing                        20,483              18,837                 58,425              54,602
      General and administrative                   26,513              16,185                 58,690              45,982
      Amortization of goodwill and
        purchased intangibles                       4,293               2,035                 10,073               5,970
                                             ------------        ------------           ------------        ------------
          Total expenses                           93,177              76,985                249,413             220,875
                                             ------------        ------------           ------------        ------------
   Operating income (loss)                        (19,506)              1,917                (24,614)                533
                                             ------------        ------------           ------------        ------------
   Other income (expense):
      Interest income                               1,725                 985                  3,265               2,649
      Interest expense                               (349)               (178)                (1,717)               (313)
      Other                                          (914)             (1,065)                (1,629)               (933)
      Non-recurring items                          (7,406)                  -                (21,717)                  -
                                             ------------        ------------           ------------        ------------
          Total other income (expense)             (6,944)               (258)               (21,798)              1,403
                                             ------------        ------------           ------------        ------------
   Income (loss) before income taxes              (26,450)              1,659                (46,412)              1,936
   Income tax benefit (provision)                   4,935                (644)                 6,941                (753)
                                             ------------        ------------           ------------        ------------
   Net income (loss)                          $   (21,515)         $    1,015            $   (39,471)         $    1,183
                                             ============        ============           ============        ============


   Earnings per share information:

      Weighted average shares outstanding:
          Basic                                    35,086              31,621                 33,765              31,789
                                             ============        ============           ============        ============

          Diluted                                  35,086              31,875                 33,765              32,201
                                             ============        ============           ============        ============

      Earnings per share:
          Basic                               $     (0.61)         $     0.03            $     (1.17)         $     0.04
                                             ============        ============           ============        ============

          Diluted                             $     (0.61)         $     0.03            $     (1.17)         $     0.04
                                             ============        ============           ============        ============


                      TRANSACTION SYSTEMS ARCHITECTS, INC.
              RECONCILIATION OF ACTUAL RESULTS TO PRO FORMA RESULTS
                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2001
             (unaudited and in thousands, except per share amounts)

                                                                  Three Months Ended June 30,
                                              ----------------------------------------------------------------------------
                                                                                    Restructuring
                                                  As                                  and Other
                                               Reported         Amortization           Charges            Pro Forma
                                              ----------       --------------      ---------------       -----------
   Revenues:
      Software license fees                   $   41,716         $         -         $         -          $   41,716
      Maintenance fees                            18,387                   -                   -              18,387
      Services                                    13,568                   -                   -              13,568
                                             -----------        ------------        ------------          ----------
          Total revenues                          73,671                   -                   -              73,671
                                             -----------        ------------        ------------          ----------
   Expenses:
      Cost of software license fees               10,723              (2,452)                (47)              8,224
      Cost of maintenance and services            20,311                   -              (2,217)             18,094
      Research and development                    10,854                   -                (340)             10,514
      Selling and marketing                       20,483                   -                (245)             20,238
      General and administrative                  26,513                   -             (11,716)             14,797
      Amortization of goodwill and
        purchased intangibles                      4,293              (4,293)                  -                   -
                                             -----------         ------------        -----------          ----------
          Total expenses                          93,177              (6,745)            (14,565)             71,867
                                             -----------         ------------        -----------          ----------
   Operating income (loss)                       (19,506)              6,745              14,565               1,804
                                             -----------         ------------        -----------          ----------
   Other income (expense):
      Interest income                              1,725                   -                (155)              1,570
      Interest expense                              (349)                  -                   -                (349)
      Other                                         (914)                  -                   -                (914)
      Non-recurring items                         (7,406)                  -               7,406                   -
                                             -----------         ------------        -----------          ----------
          Total other income (expense)           (6,944)                   -               7,251                 307
                                             -----------         ------------        -----------          ----------
   Income (loss) before income taxes            (26,450)         $     6,745         $    21,816               2,111
                                                                 ============        ===========
   Income tax benefit (provision)                  4,935                                                        (823) (1)
                                             -----------                                                 -----------
   Net income (loss)                          $  (21,515)                                                 $    1,288
                                             ===========                                                 ===========


   Earnings per share information:

      Weighted average shares outstanding:
          Basic                                   35,086                                                      35,086
                                             ===========                                                 ============

          Diluted                                 35,086                                                      35,086
                                             ===========                                                 ============
      Earnings per share:
          Basic                               $    (0.61)                                                $      0.04
                                             ===========                                                 ============

          Diluted                             $    (0.61)                                                $      0.04
                                             ===========                                                 ============

-----------------------------
(1) The above pro forma results of operations were computed using an effective income tax rate of 39 percent.